Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated March 23, 2021

Relating to Preliminary Prospectus Supplement dated March 23, 2021 and Prospectus dated February 2, 2021

File No. 333-251542

XAI Octagon Floating Rate & Alternative Income Term Trust

6.50% Series 2026 Term Preferred Shares

Final Pricing Term Sheet

March 23, 2021

The following sets forth the final terms of the 6.50% Series 2026 Term Preferred Shares (the “Shares”) and should only be read together with the preliminary prospectus supplement, dated March 23, 2021, together with the accompanying prospectus and statement of additional information incorporated by reference therein, each dated February 2, 2021, relating to these securities (collectively, the “Preliminary Prospectus”) and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	XAI Octagon Floating Rate & Alternative Income Term Trust
Title of the Securities:	6.50% Series 2026 Term Preferred Shares
Initial Number of Shares Being Offered:	1,040,000 Shares
Over-allotment Option	Up to an additional 156,000 Shares within 30 days from the date hereof
Trade Date:	March 24, 2021
Settlement Date:	March 29, 2021 (T+3)*
Underwriting Discount:	$0.78125 per Share; $812,500 total (assuming the over-allotment option is not exercised)
Net Proceeds to the Issuer, before Expenses:	$24.21875 per Share; $25,187,500 total (assuming the over-allotment option is not exercised)
Initial Public Offering Price:	$25.00 per Share
Liquidation Preference:	$25.00 per Share
Principal at Time of Payment:	100% of the aggregate Liquidation Preference; payable on the Term Redemption Date.
Dividend Rate:	6.50% per annum
Day Count:	360-day year of twelve 30-day months
Original Issue Date:	March 29, 2021
Term Redemption Date:	March 31, 2026

Date Dividends Start Accruing:	March 29, 2021
Dividend Payment Date:	Every January 31, April 30, July 31 and October 31, commencing July 31, 2021.
Dividend Periods:	The initial dividend period will be the period from and including March 29, 2021 and ending on but excluding July 31, 2021, and for each subsequent Dividend Period, the period beginning on and including the Dividend Payment Date for the previous Dividend Period and ending on but excluding the next Dividend Payment Date.
Regular Record Dates for Dividend:	January 15, April 15, July 15 or October 15, immediately preceding the applicable Dividend Payment Date (or, if any such day is not a business day, then on the next succeeding business day).
Optional Redemption:	The Shares may be redeemed in whole or in part at any time or from time to time at Issuer’s option on or after March 31, 2023 upon not more than 45 calendar days’ written notice, at a redemption price of 100% of the Liquidation Preference of the Shares to be redeemed plus an amount equal to all unpaid dividends and distributions accumulated to (but excluding) the date set for redemption (whether or not earned or declared by the Issuer, but excluding interest thereon).
Repayment at Option of Holders:	Holders will not have the option to have the Shares redeemed prior to the Term Redemption Date.
Listing:	The Issuer intends to list the Shares on the New York Stock Exchange within 30 days of the original issue date under the trading symbol “XFLTPRA.”
CUSIP / ISIN:	98400T 205/US98400T2050
Lead Book-Running Managers:	Ladenburg Thalmann & Co. Inc. B. Riley Securities, Inc. National Securities Corporation Incapital LLC

*	Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Shares on any date prior to the second business day before delivery thereof will be required, by virtue of the fact that the Shares initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Shares who wish to trade the Shares prior to their date of delivery hereunder should consult their own advisors.

Investors are advised to carefully consider the investment objective, risks, charges and expenses of the Issuer before investing. The Preliminary Prospectus, which has been filed with the U.S. Securities and Exchange Commission (“SEC”), contains this and other information about the Issuer and should be read carefully before investing.

This pricing term sheet and the Preliminary Prospectus are not offers to sell or the solicitation of offers to buy, nor will there be any sale of the Shares referred to in this pricing term sheet, in any jurisdiction where such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

A shelf registration statement relating to these securities is on file with the SEC and effective. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by calling Ladenburg Thalmann & Co. Inc. toll-free at 1-800-573-2541.

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